February 5, 2019

Erez Raphael
Chief Executive Officer
DarioHealth Corp.
8 HaTokhen Street
Caesarea Industrial Park
3088900, Israel

       Re: DarioHealth Corp.
           Registration Statement on Form S-3
           Filed January 15, 2019
           File No. 333-229259

Dear Mr. Raphael:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Caleb French at 202-551-6947 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Robert V. Condon III, Esq.